                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549

                           FORM U-3A-2              FILE NO._____


STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2

                      FROM THE PROVISIONS OF
           THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                     YANKEE ENERGY SYSTEM, INC.
hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Yankee Energy System, Inc. ("Yankee Energy") is a corporation organized under the laws of the State of Connecticut. Yankee Energy is the holding company for Yankee Gas Services Company ("Yankee Gas"), a gas utility company, and five non-utility subsidiaries, Housatonic Corporation ("Housatonic"), NorConn Properties, Inc. ("NorConn"), Yankee Energy Financial Services Company ("Yankee Financial"), Yankee Energy Services Company ("YESCO"), and R.M. Services, Inc. ("RMS"). These companies are referred to collectively herein as "the Yankee Energy System." Yankee Energy's business essentially is confined to the ownership of its subsidiaries. Yankee Gas, the principal subsidiary of Yankee Energy, is a Connecticut corporation that purchases, distributes and sells natural gas at retail in Connecticut.

Yankee Energy conducts non-utility operations through five subsidiaries, Housatonic, NorConn, Yankee Financial, YESCO, and RMS. All five non-utility subsidiaries are Connecticut corporations. Housatonic is a single purpose corporation that owns the Yankee Energy System's investment in the Iroquois Gas Transmission System. NorConn was formed to hold non-utility property interests that may be acquired by the Yankee Energy System. Yankee Financial provides customers with financing for natural gas installations. YESCO is a full service energy company providing fuel management, project development, and operations and maintenance services at selected customer sites. BVA Cogen., Inc. (BVA), a wholly owned subsidiary of YESCO acquired in 1995, is a cogeneration developer with projects in operation in Northeastern United States. BVA is incorporated in Delaware and is located in Massachusetts. RMS was formed in 1995 to provide debt collection service to utilities and other businesses nationwide.

Yankee Energy and Yankee Gas are predominantly intrastate in character.

2. Yankee Gas purchases, distributes and sells natural gas to approximately 178,000 residential, commercial and industrial users in Connecticut. Its service territory consists of 67 cities and towns, and covers approximately 2,200 square miles, all in Connecticut.

Yankee Gas assets include distribution lines (mains and services), meters, pumps, valves and pressure and flow controllers, all located in Connecticut. Yankee Gas owns approximately 2,719 miles of distribution mains, 128,140 service lines and 178,625 active meters for customer use, all located in Connecticut. Yankee Gas also owns various propane facilities and seven gas storage holders, all located in Connecticut. Yankee Gas also contracts for storage capacity with other energy and pipeline companies.

3.  The following information is for the calendar year 1995.

    a. Number of Mcf of natural or manufactured gas distributed at retail: 46,121,662.

    b. Number of Mcf of natural gas distributed at retail outside the State of Connecticut: None.

    c. Number of Mcf of natural gas sold at wholesale outside of the State of Connecticut, or at the boundary of the State of Connecticut: 463,614.

    d. Number of Mcf of natural or manufactured gas purchased outside the State of Connecticut, or at the Connecticut state line: In 1995, Yankee Gas purchased 46,108,475 Mcf of natural gas. All gas purchased is ultimately delivered to Connecticut via interstate pipelines.

4.      None.


                            Exhibit A
Attached as Exhibit A is a consolidating statement of income and surplus for Yankee Energy and its subsidiaries for the last calendar year, together with a consolidating balance sheet for Yankee Energy and its subsidiaries as of the close of the last calendar year.

                            Exhibit B
Attached as Exhibit B is a Financial Data Schedule which sets forth 1. Total Assets, 2. Total Operating Revenues, and 3. Net
Income applicable to Yankee Energy and its subsidiaries on a consolidated basis.

The above-named claimant has caused this statement to be duly executed on its behalf by an authorized officer on this 1st day of March, 1996.

YANKEE ENERGY SYSTEM, INC.


By:  s/Mary J. Healey
       Mary J. Healey
       Vice President, General Counsel & Secretary

SEAL

ATTEST:  s/Carolyn A. Joy
Name:      Carolyn A. Joy
Title:     Attorney


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Mary J. Healey
Vice President, General Counsel & Secretary
Yankee Energy System, Inc.
599 Research Parkway
Meriden, CT 06450

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING STATEMENTS OF INCOME (a)

TWELVE MONTHS ENDED DECEMBER 31, 1995


                      YANKEE ENERGY    YANKEE GAS    NORCONN
                      SYSTEM (Parent)  SERVICES CO.  PROPERTIES
                      __________________________________________
Operating Revenues                     $309,833      $1,001
Less:  Cost of Gas                      165,017
                      __________________________________________
Revenues, Net of
  Cost of Gas                           144,816       1,001
                      __________________________________________
Other Operating Expenses:
  Operations          $   236            59,317          31
  Maintenance                             6,341
  Depreciation              2            16,335         255
  Federal and State
   Income Taxes                          12,167         (16)
  Taxes Other Than
   Income Taxes                          21,943
                      __________________________________________
Total Other Operating
  Expenses                238           116,103         270
                      __________________________________________
Operating Income (Loss)  (238)           28,713         731
                      __________________________________________
Other Income, (Expense) Net:
  Allowance for Other Funds
   Used During Construction                  89
  Equity in Earnings of
   Subsidiaries        14,998
  Federal and State
   Income Taxes                             520         (79)
  Other, Net              719              (144)

                      __________________________________________
Other Income (Exp) Net 15,717               465         (79)
                      __________________________________________
Income (Loss) Before
  Interest Charges     15,479            29,178         652
                      __________________________________________
Interest Charges:
  Interest on Long-
   Term Debt                             12,803         370
  Other Interest          741             1,880         159
  Allowance for Borrowed
   Funds Used During
   Construction                            (309)
                      __________________________________________
  Interest Chrgs, Net     741            14,374         529
                      __________________________________________
Net Income (Loss)     $14,738          $ 14,804      $  123
                      __________________________________________
                      __________________________________________

(a) Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING STATEMENTS OF INCOME (a)

TWELVE MONTHS ENDED DECEMBER 31, 1995

                                       YANKEE        YANKEE
                                       ENERGY        ENERGY
                      HOUSATONIC       FINANCIAL     SERVICES,
                      CORPORATION      SRVS CO.      INC. CONSOL.
                      __________________________________________
Operating Revenues                                   $  38
Less:  Cost of Gas
                      __________________________________________
Revenues, Net of
  Cost of Gas                                           38
                      __________________________________________
Other Operating Expenses:
  Operations          $    55           $ 56         $ 810
  Maintenance
  Depreciation                                          28
  Federal and State
   Income Taxes                          (27)           62
  Taxes Other Than
   Income Taxes           141                           69
                      __________________________________________
Total Other Operating
  Expenses                196             29           969
                      __________________________________________
Operating Income (Loss)  (196)           (29)         (931)
                      __________________________________________
Other Income, (Expense) Net:
  Allowance for Other Funds
   Used During Construction
  Equity in Earnings of
   Subsidiaries
  Federal and State
   Income Taxes        (1,630)           (33)          361
  Other, Net            2,769            415           177
                      __________________________________________
Other Income (Exp) Net  1,139            382           538
                      __________________________________________
Income (Loss) Before
  Interest Charges        943            353          (393)
                      __________________________________________
Interest Charges:
  Interest on Long-
   Term Debt              112
  Other Interest          160            282           266
  Allowance for Borrowed
   Funds Used During
   Construction
                      __________________________________________
  Interest Chrgs, Net     272            282           266
                      __________________________________________
Net Income (Loss)     $   671           $ 71         ($659)
                      __________________________________________
                      __________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATED STATEMENTS OF INCOME (a)

TWELVE MONTHS ENDED DECEMBER 31, 1995

                        RM
                     SERVICES,
                       INC.        ELIMINATIONS CONSOLIDATED
                      ___________________________________________
Operating Revenues                  $ 1,001     $309,871
Less:  Cost of Gas                               165,017
                      ___________________________________________
Revenues, Net of
  Cost of Gas               0         1,001      144,854
                      ___________________________________________
Other Operating Expenses:
  Operations               13         1,001       59,517
  Maintenance                                      6,341
  Depreciation                                    16,620
  Federal and State
   Income Taxes                                   12,186
  Taxes Other Than
   Income Taxes                                   22,153
                      ___________________________________________
Total Other Operating
  Expenses                 13         1,001      116,817
                      ___________________________________________
Operating Income (Loss)   (13)            0       28,037
                      ___________________________________________
Other Income, (Expense) Net:
  Allowance for Other Funds
   Used During Construction                           89
  Equity in Earnings of
   Subsidiaries                      14,998           --
  Federal and State
   Income Taxes                                     (861)
  Other, Net                            719        3,217
                      ___________________________________________
Other Income (Exp) Net      0        15,717        2,445
                      ___________________________________________
Income (Loss) Before
  Interest Charges        (13)       15,717       30,482
                      ___________________________________________
Interest Charges:
  Interest on Long-
   Term Debt                                      13,285
  Other Interest                        719        2,769
  Allowance for Borrowed
   Funds Used During
   Construction                                     (309)
                      ___________________________________________
  Interest Chrgs, Net       0           719       15,745
                      ___________________________________________
Net Income (Loss)        ($13)      $14,998     $ 14,737
                      ___________________________________________
                      ___________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING BALANCE SHEETS (a)
ASSETS

AT DECEMBER 31, 1995
(THOUSANDS OF DOLLARS)

                      YANKEE ENERGY    YANKEE GAS    NORCONN
                      SYSTEM (Parent)  SERVICES CO.  PROPERTIES
                      __________________________________________
Utility Plant, at
  Original Cost                        $494,334
Less:  Accumulated Provision
  for Depreciation                      176,105
                      __________________________________________
                                        318,229
Construction Work in Progress             7,568
                      __________________________________________
Total Net Utility Plant                 325,797
                      __________________________________________

Other Property and Investments:
Other Property               25             174       7,197
Investments in Subsidiary
  Companies, at Equity $160,828
Other Investments                           188
                      __________________________________________
Total Other Property
  and Investments       160,853             362       7,197
                      __________________________________________
Current Assets:
Cash                         65              19          96
Accounts Receivable,
  Net                    12,647          44,102          83
Fuel Supplies                             8,966
Other Material and Supplies               1,318
Recoverable Gas Costs                     1,237
Accrued Utility Revenues                 22,060
Current Portion Accumulated
  Deferred Income Taxes                    (523)
Prepayments and Other                     3,513
                      __________________________________________
Total Current Assets     12,712          80,692         179
                      __________________________________________
Unamortized Debit Expense                   772          18
Deferred Gas Costs
  and Other                 (69)          6,131
Recoverable Pipeline
  Transition Costs
Recoverable Environmental
  Cleanup Costs                          38,331
Recoverable Income Taxes                 25,328
Recoverable Postretirement
  Benefit Costs                           1,329
                      __________________________________________
Total Assets           $173,496        $478,742      $7,394
                      __________________________________________
                      __________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING BALANCE SHEETS (a)
ASSETS

AT DECEMBER 31, 1995
(THOUSANDS OF DOLLARS)

                                       YANKEE        YANKEE
                                       ENERGY        ENERGY
                      HOUSATONIC       FINANCIAL     SERVICES
                      CORPORATION      SRVCS CO.     COMPANY
                      __________________________________________
Utility Plant, at
  Original Cost
Less:  Accumulated Provision
  for Depreciation
                      __________________________________________

Construction Work in Progress
                      __________________________________________
Total Net Utility Plant
                      __________________________________________

Other Property and Investments:
Other Property                             26          244
Investments in Subsidiary
  Companies, at Equity
Other Investments      19,312                        3,011
                      __________________________________________
Total Other Property
  and Investments      19,312              26        3,255
                      __________________________________________
Current Assets:
Cash                      560              97           91
Accounts Receivable,
  Net                                   3,948           59
Fuel Supplies
Other Material and Supplies                            209
Recoverable Gas Costs
Accrued Utility Revenues
Current Portion Accumulated
  Deferred Income Taxes
Prepayments and Other                                  (12)
                      __________________________________________
Total Current Assets      560           4,045          371
                      __________________________________________
Unamortized Debit Expense
Deferred Gas Costs
  and Other
Recoverable Pipeline
  Transition Costs
Recoverable Environmental
  Cleanup Costs
Recoverable Income Taxes (352)                          12
Recoverable Postretirement
  Benefit Costs
                      __________________________________________
Total Assets          $19,520          $4,071       $3,614
                      __________________________________________
                      __________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING BALANCE SHEETS (a)
ASSETS

AT DECEMBER 31, 1995
(THOUSANDS OF DOLLARS)

                          RM
                       SERVICES
                       COMPANY      ELIMINATIONS   CONSOLIDATED
                      ___________________________________________
Utility Plant, at
  Original Cost                                    $494,334
Less:  Accumulated Provision
  for Depreciation                                  176,105
                      ___________________________________________
                                                    318,229
Construction Work in Progress                         7,568
                      ___________________________________________
Total Net Utility Plant                             325,797
                      ___________________________________________

Other Property and Investments:
Other Property           125                          7,791
Investments in Subsidiary
  Companies, at Equity                160,828           ---
Other Investments                                    22,511
                      ___________________________________________
Total Other Property
  and Investments        125          160,828        30,302
                      ___________________________________________
Current Assets:
Cash                     146                          1,074
Accounts Receivable,
  Net                                  12,630        48,209
Fuel Supplies                                         8,966
Other Material and Supplies                           1,527
Recoverable Gas Costs                                 1,237
Accrued Utility Revenues                             22,060
Current Portion Accumulated
  Deferred Income Taxes                                (523)
Prepayments and Other                                 3,525
                      ___________________________________________
Total Current Assets     146           12,630        86,075
                      ___________________________________________
Unamortized Debit Expense                               790
Deferred Gas Costs
  and Other                                           6,062
Recoverable Pipeline
  Transition Costs                                      ---
Recoverable Environmental
  Cleanup Costs                                      38,331
Recoverable Income Taxes                             24,964
Recoverable Postretirement
  Benefit Costs                                       1,329
                      ___________________________________________
Total Assets            $271         $173,458      $513,650
                      ___________________________________________
                      ___________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING BALANCE SHEETS (a)
CAPITALIZATION AND LIABILITIES

AT DECEMBER 31, 1995
(THOUSANDS OF DOLLARS)

                      YANKEE ENERGY    YANKEE GAS    NORCONN
                      SYSTEM (Parent)  SERVICES CO.  PROPERTIES
                      __________________________________________
Capitalization:
Common Shareholders'
  Equity              $159,350         $145,705      $1,191
Long-Term Debt, Net of
  Current Portion        1,000          135,899       3,600
                      __________________________________________
Total Capitalization   160,350          281,604       4,791
                      __________________________________________
Current Liabilities:
Notes Payable to
  Associated Companies                                2,400
Notes Payable to Banks   12,400          32,800
Long-Term Debt,
  Current Portion          400            3,367         150
Accounts Payable           121           23,656          33
Accrued Taxes               98            6,334          46
Accrued Interest           127            3,885          13
Refundable Energy Costs                     343
Pipeline Transition Costs
Other Current Liabilities                 6,000
                      __________________________________________
Total Current
  Liabilities           13,146           76,385       2,642
                      __________________________________________

Accumulated Deferred
  Income Taxes                           38,525
Unfunded Deferred
  Income Taxes                           25,317         (39)
Accumulated Deferred Investment
  Tax Credits                             9,363
Reserve for Environmental
  Cleanup Costs                          35,000
Unfunded Postretirement
  Benefits Costs                          2,632
Other Deferred Credits                    9,916
                      __________________________________________
Total Capitalization
  and Liabilities     $173,496         $478,742      $7,394
                      __________________________________________
                      __________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING BALANCE SHEETS (a)
CAPITALIZATION AND LIABILITIES

AT DECEMBER 31, 1995
(THOUSANDS OF DOLLARS)

                                       YANKEE        YANKEE
                                       ENERGY        ENERGY
                      HOUSATONIC       FINANCIAL    SRVS. INC.
                      CORPORATION      SRVS. CO.     CONSOL
                      __________________________________________
Capitalization:
Common Shareholders'
  Equity              $12,257          $  104        $1,436
Long-Term Debt, Net of
  Current Portion
                      __________________________________________
Total Capitalization   12,257             104         1,436
                      __________________________________________
Current Liabilities:
Notes Payable to
  Associated Companies  3,450           3,900         2,300
Notes Payable to Banks                                   16
Long-Term Debt,
  Current Portion           0
Accounts Payable            7              19           110
Accrued Taxes           1,310              27          (331)
Accrued Interest           37              48            27
Refundable Energy Costs
Pipeline Transition Costs
Other Current Liabilities                                14
                      __________________________________________
Total Current
  Liabilities           4,804           3,994         2,136
                      __________________________________________

Accumulated Deferred
  Income Taxes          2,812
Unfunded Deferred
  Income Taxes           (353)            (27)           42
Accumulated Deferred Investment
  Tax Credits
Reserve for Environmental
  Cleanup Costs
Unfunded Postretirement
  Benefits Costs
Other Deferred Credits
                      __________________________________________
Total Capitalization
  and Liabilities     $19,520          $4,071        $3,614
                      __________________________________________
                      __________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING BALANCE SHEETS (a)
CAPITALIZATION AND LIABILITIES

AT DECEMBER 31, 1995
(THOUSANDS OF DOLLARS)


                      RM SERVICES
                      COMPANY      ELIMINATIONS  CONSOLIDATED
                      ________________________________________
Capitalization:
Common Shareholders'
  Equity              $136         $160,829     $159,350
Long-Term Debt, Net of
  Current Portion                                140,499
                      ________________________________________
Total Capitalization   136          160,829      299,849
                      ________________________________________
Current Liabilities:
Notes Payable to
  Associated Companies               12,050           ---
Notes Payable to Banks                             45,216
Long-Term Debt,
  Current Portion                                   3,917
Accounts Payable       135              456        23,625
Accrued Taxes                                       7,484
Accrued Interest                        124         4,013
Refundable Energy Costs                               343
Pipeline Transition Costs                             ---
Other Current Liabilities                           6,014
                      ________________________________________
Total Current
  Liabilities          135           12,630        90,612
                      ________________________________________

Accumulated Deferred
  Income Taxes                                     41,337
Unfunded Deferred
  Income Taxes                                     24,940
Accumulated Deferred Investment
  Tax Credits                                       9,363
Reserve for Environmental
  Cleanup Costs                                    35,000
Unfunded Postretirement
  Benefits Costs                                    2,632
Other Deferred Credits                              9,916
                      ___________________________________________
Total Capitalization
  and Liabilities     $271         $173,459      $513,649
                      ___________________________________________
                      ___________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING STATEMENTS OF
COMMON SHAREHOLDERS' EQUITY (a)

TWELVE MONTHS ENDED DECEMBER 31, 1995
(THOUSANDS OF DOLLARS)

                      YANKEE ENERGY    YANKEE GAS    NORCONN
                      SYSTEM (Parent)  SERVICES CO.  PROPERTIES
                      __________________________________________
Common Shares         $ 52,110         $      5      $    1

Capital Surplus,
  Paid In               89,526           80,780       1,100

Retained Earnings       21,267           64,920          90

Employee Stock Ownership
  Plan Guarantee        (1,400)

Capital Stock Expense   (2,153)
                      __________________________________________
                      $159,350         $145,705      $1,191
                      __________________________________________
                      __________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING STATEMENTS OF
COMMON SHAREHOLDERS' EQUITY (a)

TWELVE MONTHS ENDED DECEMBER 31, 1995
(THOUSANDS OF DOLLARS)


                                       YANKEE        YANKEE
                                       ENERGY        ENERGY
                      HOUSATONIC       FINANCIAL     SRVCS,INC.
                      CORPORATION      SRVS CO.      CONSOL
                      __________________________________________
Common Shares         $    10          $  1          $    1

Capital Surplus,
  Paid In               6,650                         2,316

Retained Earnings       5,597           103            (881)

Employee Stock Ownership
  Plan Guarantee

Capital Stock Expense
                      __________________________________________
                      $12,257          $104          $1,436
                      __________________________________________
                      __________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING STATEMENTS OF
COMMON SHAREHOLDERS' EQUITY (a)

TWELVE MONTHS ENDED DECEMBER 31, 1995
(THOUSANDS OF DOLLARS)


                      RM SERVICES
                      COMPANY         ELIMINATIONS   CONSOLIDATED
                      ___________________________________________
Common Shares         $  0            $     18       $ 52,110

Capital Surplus,
  Paid In              150              90,996         89,526

Retained Earnings      (14)             69,815         21,267

Employee Stock Ownership
  Plan Guarantee                                       (1,400)

Capital Stock Expense                                  (2,153)
                      ___________________________________________
                      $136            $160,829       $159,350
                      ___________________________________________

                      ___________________________________________


(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.